Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-171806

 Pricing Supplement to the Prospectus dated January 28, 2011 and the Prospectus Supplement dated January 28, 2011
US$ 750,000,000 Royal Bank of Canada Senior Floating Rate Notes due March 8, 2013

The Notes (the “Notes”) are senior unsecured floating rate notes.  Interest and the amount payable upon maturity of the Notes will be paid in cash.

Issuer:	Royal Bank of Canada (“Royal Bank”).

Issue:	Senior Global Medium-Term Notes, Series E

Title of Series:	Senior Floating Rate Notes due March 8, 2013

Issue Date:	March 10, 2011

Principal Amount:	US $750,000,000

Ranking:	Senior

Net Proceeds:	US $749,700,000

Interest Rate Basis:	LIBOR

Index Maturity:	3 months

Spread:	+0.15%

Interest Payment Dates:	On the 8th day of each June, September, December and March, commencing June 8, 2011, subject to the modified following business day convention

Interest Reset Dates:	On the 8th day of each June, September, December and March, commencing June 8, 2011, subject to the modified following business day convention

Record Dates for Interest Payments:	The fifteenth calendar day, whether or not a New York or London business day, immediately preceding the related interest payment date

Interest Rate Determination Dates:	Two London business days prior to the start of each Interest Reset Date

Day Count Convention:	Actual/360

Pricing Date:	March 4, 2011

Maturity Date:	March 8, 2013

Repayment at our Option:	Not Applicable

Repayment at Option of Holder:	Not Applicable

Lead Manager:	RBC Capital Markets, LLC (the “Agent”)

Public Offering Price:	100.000%

Agent’s Discount:	0.04%

Minimum Denominations:	$1,000, and integral multiples of $1,000 in excess thereof.

Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus).

Listing:	The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:	The Bank of New York Mellon

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Listing” on the cover page of this pricing supplement and the terms appearing under the caption “Specific Terms of the Notes” below.

The Notes are part of a series of senior debt securities of Royal Bank entitled “Senior Global Medium-Term Notes, Series E”.  The Notes will have the CUSIP No. 78008KX81.

Your investment in the Notes involves certain risks.  See “Additional Risk Factors Specific to Your Notes” beginning on page P-1 of this pricing supplement,  “Risk Factors” beginning on page 1 of the accompanying prospectus supplement and “Risk Factors” beginning on page 1 of the accompanying prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system.  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and accompanying prospectus supplement.  Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes.  In addition, RBC Capital Markets, LLC may use this pricing supplement in a market-making transaction in the Notes after their initial sale.  Unless we inform or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation Act or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or United States governmental agency or instrumentality.

	Price to Public	Agent’s Discount	Proceeds to Royal Bank
Per Note	100%	0.04%	99.96%
Total	$750,000,000	$300,000	$749,700,000

RBC Capital Markets
 Pricing Supplement dated March 4, 2011

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying prospectus, dated January 28, 2011, and the accompanying prospectus supplement, dated January 28, 2011.  Your Notes are not secured debt.    You should carefully consider whether the Notes are suited to your particular circumstances.  This pricing supplement should be read together with the accompanying prospectus, dated January 28, 2011 and the accompanying prospectus supplement, dated January 28, 2011.  The information in the accompanying prospectus and accompanying prospectus supplement is supplemented by, and to the extent inconsistent therewith replaced and superseded by, the information in this pricing supplement.  This section describes the most significant risks relating to an investment in the Notes.  We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and accompanying prospectus supplement, before investing in the Notes.

There May Not Be an Active Trading Market for the Notes.

There may be little or no secondary market for the Notes.  The Notes will not be listed or displayed on any securities exchange or any electronic communications network. RBC Capital Markets, LLC currently intends to make a market for the Notes, although it is not required to do so.  RBC Capital Markets, LLC may stop any such market-making activities at any time.  Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.

The Notes have not been designated for trading in the Nasdaq PORTAL trading system.

The Market Value of the Notes May Be Influenced by Unpredictable Factors.

The market value of your Notes may fluctuate between the date you purchase them and the maturity date. Several factors, many of which are beyond our control, will influence the market value of the Notes. Factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions with RBC Capital Markets, LLC or any other market-maker;

•	interest rates in the market and expectations about future interest rates;

•	the creditworthiness of Royal Bank;

•	the time remaining to the maturity of the Notes; and

•	economic, financial, political, regulatory or judicial events that affect financial markets generally.

Additional Considerations

Client accounts over which RBC Capital Markets, LLC or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly.  This includes employee benefit plans that are subject to the Employee Retirement Security Act of 1974 (“ERISA”), individual retirement accounts and every other client account over which RBC Capital Markets, LLC has investment discretion or act as fiduciary.

Individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of RBC Capital Markets, LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

SPECIFIC TERMS OF THE NOTES

Please note that in this section entitled “Specific Terms of the Notes”, references to “holders” mean those who own Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in Notes registered in street name or in Notes issued in book-entry form through The Depository Trust Company (“DTC”) or another depositary.  Owners of beneficial interests in the Notes should read the section entitled “Description of the Notes We May Offer—Legal Ownership” in the accompanying prospectus supplement and “Description of Debt Securities—Ownership and Book-Entry Issuance” in the accompanying prospectus.

The Notes are part of a series of senior debt securities entitled “Senior Global Medium-Term Notes, Series E,” that we may issue under our senior indenture, dated as of October 23, 2003, between Royal Bank and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as supplemented by a first supplemental indenture, dated as of July 21, 2006, and by a second supplemental indenture, dated as of February 28, 2007, and as further amended, from time to time (the “indenture”).  The Notes are described in the accompanying prospectus supplement.  This pricing supplement summarizes financial and other terms that apply to the Notes.  We describe terms that apply generally to all Series E medium-term notes in “Description of the Notes We May Offer” in the accompanying prospectus supplement.  The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and accompanying prospectus supplement and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

Please note that the information about the prices to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes.  If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

In addition to the terms described on the front and inside cover of this pricing supplement, the following specific terms will apply to the Notes:

Interest

Interest on the Notes will be payable in US Dollars on the 8th day of each June, September, December and March, commencing June 8, 2011, subject to a modified following business day convention.  The interest on the Notes for each period will be equal to three-month USD LIBOR plus a spread of 0.15% (the “interest rate”).  The interest rate will be calculated by reference to Reuter’s page LIBOR01 two London business days prior to the start of each interest period as provided for the Notes in the accompanying prospectus supplement.

Minimum Denominations

$1,000, and integral multiples of $1,000 in excess thereof.

Defeasance

There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

At maturity you will receive an amount equal to the principal of your Notes plus any accrued and unpaid interest.

Manner of Payment and Delivery

Any payment on the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office.  We also may make any payment in accordance with the applicable procedures of the depositary.

Calculation Agent

Please note that The Bank of New York Mellon is currently serving as the calculation agent for the Notes.  We may change the calculation agent for your Notes at any time without notice and The Bank of New York Mellon may resign as calculation agent at any time upon sixty (60) days’ written notice to Royal Bank.

SUPPLEMENTAL TAX CONSIDERATIONS

The following is a general description of certain U.S. tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

SUPPLEMENTAL U.S. TAX CONSIDERATIONS

The discussion below supplements the discussion under “Tax Consequences” in the attached prospectus, and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a U.S. holder (as defined in the accompanying prospectus).  If you are not a U.S. holder, please consult your own tax advisor.

           In the opinion of our counsel, Sullivan & Cromwell LLP, your Notes will be treated as a variable rate debt instrument for United States federal income tax purposes. Under this characterization, you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your method of accounting for tax purposes, and any gain or loss you recognize upon the sale or maturity of your notes should be capital gain or loss except to the extent that such gain or loss is attributable to accrued, but unpaid interest.

For a further discussion of the variable rate debt instrument rules, please see the discussion under the heading “Tax Consequences  – United States Taxation – Original Issue Discount – Variable Rate Debt Securities” in the accompanying prospectus.

SUPPLEMENTAL DISCUSSION OF CANADIAN TAX CONSEQUENCES

The following section supplements the tax discussion under the accompanying prospectus dated January 28, 2011, and prospectus supplement dated January 28, 2011 and is subject to the limitations and exceptions set forth therein.  This discussion is only applicable to you if you are a Non-resident Holder (as defined in the accompanying prospectus).

In the opinion of Ogilvy Renault LLP, our Canadian tax counsel, interest paid or credited or deemed for purposes of the Income Tax Act (Canada) to be paid or credited on a Note to a Non-resident Holder will not be subject to Canadian non-resident withholding tax.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan (a “plan”) subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), should consider the fiduciary standards of ERISA in the context of the plan‘s particular circumstances before authorizing an investment in the debt securities.

Any purchaser or holder of debt securities or any interest therein will be deemed to have represented (both on behalf of itself and any plan) by its purchase and holding of the debt securities that either (1) it is not a plan and is not purchasing those debt securities on behalf of or with “plan assets” of any plan or (2) the purchase and holding of the debt securities will not constitute a non-exempt prohibited transaction under ERISA or the Internal Revenue Code. In addition, any purchaser or holder of debt securities or any interest therein which is a non-ERISA arrangement will be deemed to have represented by its purchase or holding or, if applicable, exchange of the debt securities that its purchase and holding will not violate the provisions of any similar law.

For a further discussion of benefit plan investor considerations, please see the discussion under the heading “Benefit Plan Investor Considerations” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell, and RBC Capital Markets, LLC has agreed to purchase from us, the aggregate principal amount of the Notes.

Subject to the terms and conditions of a terms agreement, dated the date of this pricing supplement, RBC Capital Markets, LLC has agreed to purchase the Notes as principal, for its own account at a purchase price equal to the issue price specified on the front cover of this pricing supplement, less a commission of 0.04%.  To the extent the Agent resells Notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an “underwriter” of the Notes as such term is defined in the Securities Act of 1933, as amended.  The Agent has advised us that, if it is unable to sell all the Notes at the public offering price, the Agent proposes to offer the Notes from time to time for sale in negotiated transactions of otherwise, at prices to be determined at the time of sale.

In the future, the Agent may repurchase and resell the Notes in market-making transactions.  For more information about the plan of distribution, the distribution agreement (of which the terms agreement forms a part) and possible market-making activities; see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

RBC Capital Markets, LLC and/or its affiliates have performed, and in the future may provide, investment banking and advisory services for us from time to time for which they have received, and expect to receive, customary fees and commissions.  RBC Capital Markets, LLC and its affiliates may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of business.

We estimate that our share of the total offering expenses, excluding Agent’s discounts and commissions, will be approximately $97,000.  We will deliver the notes against payment therefor on March 10, 2011, which is the fourth scheduled business day following the trade date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will settle in four business days (T + 4), to specify alternative settlement arrangements to prevent a failed settlement.

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or the accompanying prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank or the Agent.  This pricing supplement, the accompanying prospectus and the accompanying prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.  The delivery of this pricing supplement, the accompanying prospectus and the accompanying prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

US$ 750,000,000

Royal Bank of Canada

Senior Global Medium-Term Notes, Series E

Senior Floating Rate Notes due March 8, 2013

March 4, 2011

RBC Capital Markets